SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

**FORM 8-K**

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act 1934

Date of Report (Date of earliest event reported): October 15, 2004

**UNITIL CORPORATION**
*(Exact name of registrant as specified in its charter)*

| **New Hampshire** | **1-8858** | **02-0381573** |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

| **6 Liberty Lane West, Hampton, New Hampshire** | **03842-1720** |
|---|---|
| (Address of principal executive offices) | (Zip Code) |

**Registrant's telephone number, including area code:  (603) 772-0775**

**N/A**
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[  ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[  ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[  ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[  ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 8.01  Other Events**

On October 15, 2004, Unitil Corporation's wholly owned subsidiary, Unitil Energy Systems, Inc. (UES), redeemed and retired the three outstanding issues of its Redeemable, Cumulative Preferred Stock at par, aggregating $904,100.  The three issues redeemed and retired were the 8.70% Series (aggregate par value of $215,000), the 8.75% Series (aggregate par value of $313,600) and the 8.25% Series (aggregate par value of $375,500).  UES used operating cash to effect this transaction.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

|  | UNITIL CORPORATION |
| --- | --- |
|  | (Registrant) |

| Date:  October 15, 2004 | /s/    Mark H. Collin |
| --- | --- |
|  | Mark H. Collin |
|  | Chief Financial Officer |